INVEST IN **DOORBOX CORPORATION**

Helping people secure, millions of deliveries daily

PITCH VIDEO   INVESTOR PANEL



doorbox.ai   Reno NV

Hardward and Software | Internet Of Things | Deep Technology | Artifical Intelligence | Supply Chain Technology

LEAD INVESTOR

Rajagopalan Srinivasan

Package thefts are rampant especially during the holiday season. Consumers get alerts about porch pirates via Nextdoor feeds. Security cameras record these package thefts but do not go one step further to stop them. About 2 years back, I had bought my DoorBox via the company's Kickstarter campaign. Since commissioning DoorBox at my front door, I have received 100+ packages. It gives me a great peace of mind and have never lost any package since I started using DoorBox. I am looking forward to their next version of Smart DoorBox. Truly excited about the following features in their next version: 1. Motion sensor triggered cameras - one outside and another inside the DoorBox. 2. Anti-theft alarm and alerts sent to my mobile phone. 3. Tethering DoorBox securely to wall-mount 4. Unlock/lock DoorBox remotely as needed. E-commerce is growing exponentially across the globe. Securing packages during home deliveries is a huge issue in several countries. DoorBox produces quality products with their innovative designs. They are able to integrate several useful features at a relatively low cost. This will definitely lead to huge profit and ROI. DoorBox is well positioned to take on this huge market opportunity. I am very confident that this venture will be very successful.

Invested $25,000 this round

Highlights

1. 💰🥇TAM - Online Ecommerce $5.23 trillion, Pharma $1.17 trillion, Delivery Logistics $625 Billion
2. 📦AI Driven, ML based package detection and IoT-enabled automatic Locking system
3. 🚀Expected YoY growth in Revenue and Subscription for B2C, B2B, B2B2C sectors of over $83 Million
4. 💰Generate Revenue - Rent out or Pick Up at your convenience from any nearby location

4. 💰Generate Revenue - Rent out or Pick Up at your convenience from any nearby location

5. 🤳On the Move - Get Live Videos and complete control from Mobile-App
6. ✔️Successful team from Google, LinkedIn, PWC, AT&T, Verifone with Multiple exits
7. 📝✔12 GRANTED utility patents generating massive demands in USA, Europe, Asia

Our Team



Kumar Sundaresan Founder and CEO

A serial entrepreneur with experience starting multiple companies and running everyone of them profitably with millions of dollars in revenue. DoorBox.ai is the latest venture that will revolutionize Ecommerce and Smart Home Industries.

> Founding DoorBox was a result of my personal experience. My Mission is to end the emotional pain associated with losing a package of high emotional value. I lost my father, my Mentor. I lost a part of my life since we shared a strong and special bond. No body should lose their prized memories. Smart DoorBox will secure it anywhere, anytime.



Gayatri Kumar Sundaresan Chief Technology Officer

An experienced Software Architect in Software Design and Development. Worked with many blue chip companies such as ORACLE and IBM Corporations. As an avid android programmer, developed several mobile apps in Google Play Store.



Chandra Shekhar Chief Financial Officer and Treasurer

A Seasoned Corporate Finance Executive And Accounting Professional With Over 30 Years Of Experience. Key Expertise Include: Strategic Business Development & Planning, Performance Management, Financial Analysis & Management Reporting.



Nikhil K. Sundaresan Vice President, Strategic Relationships

Nikhil has strong skills in creating win-win strategies and heads our advertisement, business development initiatives. He manages our supplier relationships as well.



R Sashidharan Chief Operations Officer (COO)

Sashi has over 16 years of experience and has significant experience in running and heading operations for many large companies including IBM prior to joining DoorBox.



Vinoth Kumar Operations Manager

Vinoth has significant experience in procurement, and coordinating and managing several supply-chain related matters.



Kathirvel P Chief Designer

A designer with vast experience of designing, developing and implementing cutting edge products that has won world-wide recognition for design and functionality.

I lost my father to cancer. Subsequently, due to porch-piracy, I lost his valuable belongings too. This caused extreme emotional pain. Then I pledged to end porch-piracy. Hence DoorBox was born.


DOORBOX
Secure Package Exchange
12+ Granted Utility Patents
INDIA
HONG KONG
CHINA
NETHERLAND
FRANCE
UK
GERMANY
CANADA
JAPAN
USA
(3 Patents)


DELIVERIES
DELIVERIES
01:37

📦Porch Piracy Is a Huge Unresolved Problem!

1. 1.7 Million Packages Are Lost Per Day

2. 90,000 Packages Are Stolen Daily In New York

3. Over 150 Million Amazon Prime Members Are Struggling To Solve Package Theft Problem.


Secure Delivery Is a Growing, Huge Unsolved Problem
DOORBOX
HOLIDAY HEADACHE
"PORCH PIRATES" STEALING DELIVERY PACKAGES
CNN
Over 128 Million Households Have No Protection For Their Online Deliveries.
Over 150 Million Amazon Prime Members Are Struggling To Solve Package Theft Problem.
1.7 Million Packages Are Lost Per Day
CNBC stats show that the problem is huge. More than $9 Billion Loss Per year. Amazon alone loses $25 Million everyday.
See The CNBC Video www.doorbox.ai/cnbc
90,000 Packages Are Stolen Daily In New York
See The New York Times Article
www.doorbox.ai/nyt
Parcel carriers lose close to $89B this year from parcels not delivered in first attempt.
See The New York Times Article
www.doorbox.ai/89b

Security Cameras do not Stop Package Theft!


Videos Captured from Security Cameras
SECURITY CAMERAS
DO NOT STOP PACKAGE THEFT

💰🥇Introducing - Smart DoorBox - A Front Porch Robot

- **✔Driven by Artificial Intelligence and Machine Learning Algorithm**
- **📦Automatic Package detection and Locking System**
- **🔒Internet of things-enabled**
- **📱Live Videos, Images and Notifications in Mobile-App**

- 📱Anti Theft Alarm
- 👍Fully supports autonomous and drone deliveries
- ✔12 Granted utility patents; 3 in the USA and 9 internationally


US Patent 1 – Tethered Physically
US Patent 2 – Claims Massively Broadened
US Patent 3 – Tethered Physically & Wirelessly
Expanded Connected to a secure stationary object using an alarm enabled cable - if anyone cuts the alarm would sound
Motion Sensor
High Resolution Camera
Wi-Fi Enabled Software
GPS System
Digital Keypad
2 Way Audio
Anti-Theft Alarm
Embedded Wires covered by Flexible Fabric
DELIVERIES
Advanced facial and image recognition software
AI and ML detects abnormal activity
IoT features allow operations from anywhere through mobile app
Fully supports autonomous deliveries and drones as well
Can also be front door watchdog
Gives live video updates

💰Traction

- 🥇Approaching close to a million successful deliveries
- ✔160+ Overall reviews in Amazon (Top 2% in best Sellers)
- 🚀Strong demand in USA, UK, Japan, Belgium and other parts of the World


Excellent Traction In US And Worldwide
~ 1 Million
Delivery of Packages into DoorBox
100+
5 Star reviews in Amazon
Strong Demand
in USA, UK, Japan and Around the World
I bought this for work - we don't have 9-5 office staff. The box fits our most important pieces, weather proofing a huge plus!
Robb Mars, Texas
(Purchased 3 times in 2020)
Doorbox is a Life Saver!
Amanda Peterson, Montana
(Purchased 2 times in 2020)
Wow.. What are you waiting for?
Amy Kafka, Washington

💰Scope of BusinessMarkets

- Business to Customers (B2C)
- Business to Business (B2B)
- Business to Business to Customers (B2B2C)
- Last Mile delivery market ($475 Billion)
- Online Ecommerce ($5.23 Trillion industry)
- Pharmacies, Groceries, and every essential delivery ($1.17 trillion)
- Food delivery market - ($150 Billion)

1. Millions of people ordering Online can secure their deliveries

2. People ordering food, groceries, prescription medicines

3. People on the move can order from anywhere

4. No more waiting in line for Food or essentials


Various DoorBox Models for Pharmacies, Restaurants or Online retailers
DOORBOX
DELIVERIES
Model 1 - B2C
Model 2 - B2B
Model 3- B2B2C
Model 4- B2B2C

💰**Financial Projections**

🚀**Our goal is to reach exponential growth with revenues of Over $63 Million**

Exponential Growth, Significant Profits and Substantial ROI Are Expected

Particulars	2022	2023	2024	2025	2026
No. of Smart DoorBoxes	933	5,756	19,469	61,526	204,204
Revenue	$ 122,768	$ 1,352,329	$ 5,331,718	$ 19,216,433	$ 63,622,852
Smart DoorBox - Direct Purchase	$ 122,768	$ 821,936	$ 3,085,413	$ 11,084,187	$ 36,899,338
B2B - Rental	$ -	$ 530,393	$ 2,246,305	$ 8,132,246	$ 26,723,513
Expenses	$ 740,372	$ 1,812,240	$ 3,733,885	$ 8,870,169	$ 25,492,847
EBITDA	$ (617,604)	$ (459,912)	$ 1,597,833	$ 10,346,264	$ 38,130,005

This graph contains forward-looking projections that cannot be guaranteed.


Sales
FINANCIAL PROJECTIONS
70,000,000
60,000,000
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
-
-10,000,000
2022
2023
2024
2025
2026
No. of Doorboxes
Revenue
Smart DoorBox - Direct Purchase
B2B - Rental
Expenses
EBITDA

This graph contains forward-looking projections that cannot be guaranteed.


amazon
Incredible Reviews and Testimonials
In Amazon and Everywhere
DOORBOX
Protect Your Packages
Mike Matteri
Doorbox is a must have to deter porch pirates
Reviewed in the United States on January 24, 2021
Size Name: Ultra-Premium(Alarm Included) | Color Name: Large Blue | Verified Purchase
Doorbox is a must have to deter porch pirates. I think it works great. However, to try and get the major carriers to use it, well that is a different story all together. Out of all of them, USPS is the absolute worst. It will possibly take an act of Congress for the USPS to do anything about it, since my local main office in Arkansas postmaster and "route supervisor" seems to think that "they do not cater to individual addresses with a combination lock on porches", or that "it takes too much time", apparently to put a package in the Doorbox. So much for the jingle of the USPS "We Deliver For You!!" huh?? I think if Amazon cut ties with the USPS, it would probably be better for all, since it is obvious that they can not read instructions or notations on the packages, or mailers and want anyone who ships a package to put insurance on it, because it is obvious that they really don't follow their jingle of "We Deliver For You" at all., in my opinion.
Arlette Allred
Gives you peace of mind.
Reviewed in the United States on March 14, 2021
Size Name: Ultra-Premium(Alarm Included) | Color Name: Large Blue | Verified Purchase
I've had this for a few months now. It took a while to get the various delivery people to use it. They would do stupid things like setting the package next to it. Now they are all really good at using it. It's comforting to get the delivery notices and see the picture of my package inside the box. Then I don't have to worry that some jerk is going to steal it.
The box and cable system is good enough that it would be a considerable effort to break in and steal my package. It's like most locks, they deter the opportunist thief, but if someone really wants to target you and go all out, no lock is going to stop them.
Overall, I love it and I'm glad I purchased it.
Emma
Safe & Secure
Reviewed in the United States on January 29, 2021
Verified Purchase
Perfect for being away from the office but still needing a secure place for documents that was larger than a regular shoe box. The code worked well and I was able to give it verbally over the phone to FedEx for safe secure drop off.
Brennan House
Smart well made product
Reviewed in the United States on May 6, 2021
Size Name: Ultra-Premium(Alarm Included) | Color Name: Large Blue | Verified Purchase
This is a very smart and well made product. Just for the fact that it's weather proof alone makes it worth it for me. Factor in the fact that it keeps your packages safe from theft or vandalism and it's a no brainer. 5 STARS ALL DAY

🥇🔐Competitive Analysis & Advantages

1. World's first Artificial Intelligence driven DoorBox

2. First mover advantage of automation (Automatic Locking)

3. Hi-Tech built in twin cameras, Sensors, image processing AI algorithm, auto IoT locking, integration with home security & other apps.

4. Lock assembly that fits all types of stationary objects (Tethering).

5. Proprietary steel cable which has an alarm fitted at the end that can withstand any tampering & over 800 LBS of force.


Competitive Advantage
DOORBOX
DoorBox Innovation – Heavily Patent Protected
Secure Combination Lock
Soft-closing lid with secure combination lock to receive multiple deliveries
Lock Assembly
Locking assembly that fits all types of doorknobs, guardrails and posts
Proprietary Steel Cable
Alarm-enabled steel cable with conductive wires inside that detects tampering and it can withstand over 800-LBS of force
Anti Theft Audible Alarm
A 125-decibel audible alarm
Alarm Box
This securely encloses the alarm, wires and the circuitry inside. An option to turn alarm on or off anytime
Secured Conductive wires
Conductive wires around the DoorBox that monitors and detects tampering of DoorBox
DELIVERIES
Patents & Trademarks
12 Fully Granted Utility Patents. DoorBox costs 65% less to manufacture and is 300% more secure than any other product
Technology
In Built Camera, Image Processing by AI, Event Processing by IOT, Integration With Home Security and NextDoor and Other Social Apps.
Higher Margin
Great Advantage Over Competitors Because Security is Provided By Electronics (Continuity Wires) and Not Heavy Metal or Large Plastics.
US and Internationally PATENTED
12+ Fully Granted Utility Patents
USA (3)
JAPAN
CANADA
GERMANY
UK
INDIA
CHINA
HONG KONG
FRANCE
NETHERLANDS

- **A Friendly Disclaimer And Note**
- **Due to space constraints in a slide and/or for the sake of brevity, one or more companies or their logos may be presented on this Wefunder page. DoorBox may not have any association nor endorsement nor affiliation from any of these companies shown in this Wefunder page unless such affiliation or relationships are specifically mentioned and claimed in any specific slide. We do not have established B2B partnerships yet, although some level of communications may have originated between DoorBox and**

one or more firms listed in this page. Most of the names or logos that are mentioned here are for illustrative purposes only, and to explain the potential future DoorBox applications. Investors are requested to not make any assumptions or presence of any established relationships between any of them and DoorBox. Thank you.